Exhibit 99.7

PROTECTION AGREEMENT

CURALEAF HOLDINGS, INC.

- and -

CURALEAF, INC.

December 8, 2023

TABLE OF CONTENTS

1.	Definitions		1
2.	Conduct of Business of the Company		6
	(a)	Conduct	6
	(b)	Restrictions	6
	(c)	Obligations	10
	(d)	Notices	10
	(e)	Annual Business Plan	11
	(f)	Director Designation Rights	11
	(g)	Information Rights	11
	(h)	Access	12
	(i)	Audit	12
	(j)	Investigations	12
	(k)	Public Announcements	12
	(l)	Interpretation	12
3.	Representations and Warranties		13
4.	Miscellaneous		14
	(a)	Successors and Assigns	14
	(b)	Governing Law	14
	(c)	Counterparts	15
	(d)	Headings, etc.	15
	(e)	Notices	15
	(f)	Amendments and Waivers	15
	(g)	Further Assurances	15
	(h)	Publicity	16
	(i)	Severability	16
	(j)	Entire Agreement	16
	(k)	Injunctive Relief	16
	(l)	Remedies Cumulative	16
	(m)	Costs and Expenses	16
	(n)	Construction	16
	(O)	WAIVER OF JURY TRIAL	17
	(p)	SUBMISSION TO JURISDICTION	17
	(q)	Acknowledgement	18
	(r)	Control of the Business	18

PROTECTION AGREEMENT

THIS PROTECTION AGREEMENT is made effective the 8th day of December, 2023 (the “Agreement Date”), by and between CURALEAF HOLDINGS, INC., a corporation existing under the laws of the Province of British Columbia, Canada (“Curaleaf Holdings”), and CURALEAF, INC., a corporation existing under the laws of the State of Delaware, United States (the “Company”). Curaleaf Holdings and the Company are referred to herein collectively as the “Parties” or, individually, as a “Party”, as the context requires.

RECITALS

WHEREAS, the outstanding capital stock of the Company consists of (i) 999 shares of Class B Non-Voting Common Stock, $0.0001 par value per share (the “Class B Non-Voting Shares”), which are held by Curaleaf Holdings, and (ii) 1 share of Class A Voting Common Stock, $0.0001 par value per share (the “Class A Voting Shares”), which is held by Lifebrook Investments Ltd., an entity formed under the laws of England and Wales (the “Investor”);

WHEREAS, the Company, Curaleaf Holdings and the Investor executed that certain Shareholders Agreement dated as of the Agreement Date (the “Shareholders Agreement”);

WHEREAS, the Class B Non-Voting Shares held by Curaleaf Holdings are convertible into Class C Voting Shares (as defined below) in accordance with the Shareholders Agreement and the Organizational Documents (as defined below) of the Company;

WHEREAS, Curaleaf Holdings is seeking assurances from the Company that it will not intentionally erode the value of the Class B Non-Voting Shares until all of the Class B Non-Voting Shares it owns are converted into Class C Voting Shares, in accordance with the Shareholders Agreement and Organizational Documents of the Company; and

WHEREAS, the Parties have entered into this Agreement to address the concerns raised by Curaleaf Holdings.

NOW THEREFORE in consideration of the foregoing premises, which are an integral part hereof, and in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions.

In addition to the terms defined elsewhere in this Agreement, for purposes of this Agreement:

(a)	“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control,” when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided, however, that a Person that, directly or indirectly, owns or controls over 50% or more of any voting securities, partnership, or other interests that provide the ability to cause the direction of the management and policies of such Person shall be deemed to control such other Person; and the terms “controlling” and “controlled” shall have correlative meanings.

(b)	“Agreement Date” has the meaning set forth in the preamble to this Agreement.

(c)	“Annual Business Plan” means, in respect of a Fiscal Year, the annual business plan of the Company, as adopted or modified.

(d)	“Approved Annual Business Plan” means, in respect of a Fiscal Year, the Annual Business Plan that is approved by Curaleaf Holdings.

(e)	“Authorization” means, with respect to a Person, any order, permit, approval, consent, waiver, license or similar authorization of any Governmental Authority having jurisdiction over the Person.

(f)	“Board” means the board of directors of the Company.

(g)	“Business Day” means any day of the year, other than a Saturday, Sunday or a day on which commercial banks in New York, NY are authorized or required to close.

(h)	“Class A Voting Shares” has the meaning set forth in the preamble to this Agreement.

(i)	“Class B Non-Voting Shares” has the meaning set forth in the preamble to this Agreement.

(j)	“Class C Voting Shares” means the shares of Class C Voting Common Stock, $0.0001 par value per share, of the Company.

(k)	“Company” has the meaning ascribed thereto in the preamble to this Agreement.

(l)	“Company Shares” means, collectively, the Class B Non-Voting Shares and the Voting Shares.

(m)	“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, instrument, purchase order, bid or other agreement.

(n)	“Copyrights” means any and all works of authorship, copyrightable subject matter, copyrights, mask works, and database rights, together with all website content, source code, computer programs, digital content, forms, manuals, reports, guidelines, labels, documents, advertising materials, promotional materials, and marketing materials, all translations, derivative works, adaptations, compilations and combinations of the foregoing, and all applications, registrations and renewals in connection therewith.

(o)	“Curaleaf Holdings” has the meaning ascribed thereto in the preamble to this Agreement.

(p)	“Curaleaf Holdings Subordinate Voting Shares” means the subordinate voting shares in the capital of Curaleaf Holdings.

(q)	“Curaleaf USA Group” means the Company and its Subsidiaries.

(r)	“Debt” means any (i) obligations relating to indebtedness for borrowed money; (ii) obligations evidenced by bonds, notes, debentures or similar instruments; (iii) obligations in respect of capitalized leases (calculated in accordance with GAAP); (iv) obligations for the deferred purchase price of property or services; (v) obligations in the nature of guarantees of obligations of the type described in clauses (i) through (iv) above of any other Person; and (vi) all accrued interest in respect of any of the foregoing and any applicable prepayment, redemption, breakage, make- whole or other premiums, fees or penalties.

(s)	“Director(s)” means the Persons who are elected as directors of the Company in accordance with the Shareholders Agreement.

(t)	“Domain Names” means any and all Internet addresses and domain names, together with all applications, registrations and renewals in connection therewith.

(u)	“Fiscal Year” means the twelve-month period commencing on January 1st of each year and ending December 31st of such year.

(v)	“GAAP” means generally accepted accounting principles in effect from time to time in the United States as set forth in pronouncements of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants.

(w)	“Governmental Authority” means any United States, Canadian or other applicable (i) governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) subdivision or authority of any of the above; (iii) stock exchange; and (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

(x)	“Intellectual Property” means all intellectual property, intellectual property rights and all proprietary rights of any type in any jurisdiction throughout the world, whether registered or unregistered, whether published or not published, including the following and all rights of the following types, together with all rights, title and interests otherwise pertaining to or deriving from: (i) Patents; (ii) Trademarks; (iii) Copyrights; (iv) Proprietary Information; (v) Domain Names; (vi) Social Media Identifiers; (vii) all design rights, economic rights, moral rights, publicity rights, privacy rights and shop rights; (vii) all Software; (ix) all intellectual property licenses and sublicenses; (x) all rights to claim priority to, file an application for, and obtain a grant, renewal and extension in connection with any of the foregoing; (xi) all applications, registrations and renewals in connection with any of the foregoing; (xii) all rights to assert, defend and recover title in connection with any of the foregoing; (xiii) all rights to sue and recover for any past, present and future infringement, misappropriation, violation, damages, lost profits, royalties, payments and proceeds in connection with any of the foregoing; (xiv) all other intellectual property or proprietary rights; and (xv) all copies and tangible embodiments of any of the foregoing.

(y)	“Investor” has the meaning set forth in the preamble to this Agreement.

(z)	“Law” means any domestic or foreign federal, state or local statute, law, ordinance or code, or any written rules, regulations or administrative interpretations issued by any Governmental Authority pursuant to any of the foregoing, and any order, writ, injunction, directive, judgment or decree of a court of competent jurisdiction applicable to the Parties or their respective properties, assets, officers, directors, managers, employees or agents, as the case may be, with the exception of any of the foregoing as they relate to U.S. Federal Cannabis Laws.

(aa)	“Liability” means any liability, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due.

(bb)	“Lien” means (i) any mortgage, charge, pledge, hypothecation, security interest, assignment by way of security, encumbrance, lien (statutory or otherwise), hire purchase agreement, conditional sale agreement, deposit arrangement, title retention agreement or arrangement; (ii) any trust arrangement, (iii) any arrangement which creates a right of set-off out of the ordinary course of business, (iv) any option, warrant, right or privilege capable of becoming a Transfer or (v) any agreement to grant any such rights or interests.

(cc)	“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

(dd)	“Organizational Documents” means the certificate of incorporation, amalgamation or amendment, bylaws, memorandum of association, operating agreement, partnership agreement, shareholders agreement, and/or similar constituting documents of a Person, in each case as amended and as applicable.

(ee)	“Parties” or “Party” has the meaning ascribed thereto in the preamble to this Agreement.

(ff)	“Patents” means any and all patents and patent applications, including all reissuances, continuations, continuations-in-part, divisions, provisionals, non-provisionals, extensions, re- examinations, inter partes review applications, post grant review applications, covered business method applications, applications claiming or providing priority thereto, applications based on any inventions, and all certificates and patents issued therefrom.

(gg)	“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

(hh)	“Proprietary Information” means any and all trade secrets, know-how, confidential or proprietary information, any information that derives economic value from not being generally known, inventions, ideas, discoveries, research, development, improvements, processes, methods, formulas, compositions, substances, models, materials, parameters, procedures, techniques, therapies, treatments, technologies, devices, systems, modules, studies, protocols, budgets, tests, test and study results, diagnoses, analyses, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and technical, clinical, operational, financial and business information.

(ii)	“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Authority, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective.

(jj)	“Representatives” means a Party’s directors, officers, employees, agents and financial and legal advisors.

(kk)	“Shareholders Agreement” has the meaning set forth in the preamble to this Agreement.

(ll)	“Shares” means (i) the Company Shares, (ii) any securities of the Company into which such Company Shares may be converted, reclassified, re-designated, subdivided, consolidated or otherwise changed (including without limitation the Class C Voting Shares), (iii) any securities of the Company or of any other Person received by the holders of such shares as a result of any merger, amalgamation, reorganization, arrangement or other similar transaction involving the Company, and one or more wholly-owned subsidiary(ies), (iv) any securities of the Company which are received by any one or more Persons as a share dividend or distribution on or in respect of such shares, and (v) any security, other instrument or right that is exercisable, exchangeable or convertible into, or evidences the right to acquire, any shares of the Company or any of the other above securities.

(mm)	“Social Media Identifiers” means all social media accounts, corporate identifiers, website addresses, pages, profiles, handles, feeds, registrations, and presences, together with all content and data thereof and all account information, user names and passwords necessary to access, transfer, use and update any of the foregoing.

(nn)	“Software” means all (i) software, computer programs, applications, systems, code, data, databases, and information technology, including firmware, middleware, drivers, system monitoring software, algorithms, models, methodologies, program interfaces, source code, object code, html code, and executable code; (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise; (iii) development and design tools, utilities, and libraries; (iv) technology supporting websites, digital contents, user interfaces, and the contents and audiovisual displays of websites; (v) versions, updates, corrections, enhancements, and modifications thereto; and (vi) media, documentation and other works of authorship, including forms, user manuals, developer notes, comments, support, maintenance and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

(oo)	“State and/or Local Cannabis License” means any license required by a state or municipality in order to operate a cannabis business or to own or lease property used by a cannabis business within that state or municipality’s jurisdiction.

(pp)	“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity if such Person or Persons shall control any board of managers or similar of such business entity. The term “Subsidiary” shall include all Subsidiaries of any such Subsidiary.

(qq)	“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(rr)	“Tax” or “Taxes” means any federal, state, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, abandoned property or escheat, environmental or windfall profit tax, customs duty or other tax, governmental fee or other like assessment or charge (and any Liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise), together with all interest, penalties, additions to tax and additional amounts with respect thereto, whether disputed or not.

(ss)	“Trademarks” means any and all trademarks, service marks, certification marks, collective marks, logos, symbols, slogans, trade dress, trade names, brand names, corporate or business names, and all other source or business identifiers, together with all translations, adaptations, derivations and combinations of the foregoing, all goodwill of the business associated with each of the foregoing, all common law rights thereto, and all applications, registrations and renewals in connection therewith.

(tt)	“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person.

(uu)	“U.S. Federal Cannabis Laws” means any U.S. Federal law, civil, criminal or otherwise, that prohibits or penalizes, the advertising, cultivation, harvesting, production, distribution, sale and possession of marijuana (as defined in the Controlled Substances Act) and/or related substances or products containing or relating to the same, and related activities.

(vv)	“Voting Shares” means, collectively, the Class A Voting Shares and the Class C Voting Shares.

2.	Conduct of Business of the Company.

(a)	Conduct. Except as expressly required or permitted by this Agreement, the Shareholders Agreement or the Organizational Documents of the Company or its Subsidiaries, as the case may be, the Company covenants and agrees that the Company shall, and shall cause each of its Subsidiaries to conduct its business in the Ordinary Course of Business and in accordance with its Organizational Documents and all applicable Laws. The Company shall maintain and preserve its and its Subsidiaries’ business organizations, properties, assets, rights, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has material business relations; provided that the foregoing shall not limit the Company’s and its Subsidiaries’ rights to modify or terminate business relationships, terminate employees, transfer properties, assets and rights and take similar actions, in each case in the Ordinary Course of Business.

(b)	Restrictions. Without limiting the generality of Section 2(a), the Company covenants and agrees that, except: (i) with the prior written consent of Curaleaf Holdings, (ii) as expressly required or permitted by this Agreement, the Shareholders Agreement or the Organizational Documents of the Company or applicable Subsidiaries, (iii) as required by applicable Laws, or (iv) as required for the Company or any Subsidiary to obtain or maintain any State and/or Local Cannabis License, the Company shall not, and, as applicable, shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend the Organizational Documents of the Company or its Subsidiaries;

(ii)	change the authorized capital of the Company or any of its Subsidiaries, change the number of issued and outstanding securities or increase or reduce the capitalization of the Company or any of its Subsidiaries, by way of stock split, reverse stock split, conversion, exchange of securities or otherwise;

(iii)	change the size of the Board from four (4) members;

(iv)	remove and/or replace a Director on the Board or the board of directors (or similar body) of any Subsidiary of the Company, except in accordance with the Shareholders Agreement;

(v)	appoint any individual, other than an individual currently serving as an executive officer of Curaleaf Holdings, to serve as an executive officer of the Company or any of the Subsidiaries, including, without limitation, the chief executive officer, chief financial officer and executive chairman or any executive officer in an equivalent position, or remove, dismiss or terminate any such individual from his or her position unless in connection with such individual’s resignation of employment with the Company or such Subsidiary;

(vi)	change the location of the registered or head office of the Company;

(vii)	determine or materially amend any annual compensation of any executive officer of the Company or any of its Subsidiaries (including salary, bonus, option or equity participation) unless such modification of compensation is pursuant to the terms of an existing employment agreement, or enter into or materially amend any employment agreements with any such executive officer outside the Ordinary Course of Business;

(viii)	make any material change in the nature of the business of the Company or any of its Subsidiaries, including acquiring, establishing or entering new lines of business or exiting current lines of business, it being acknowledged and agreed that any business related to the cultivation, processing, distributing, marketing, and/or selling of cannabis or hemp or cannabis- or hemp-derived products shall not constitute a new line of business or a change in the nature of any existing business;

(ix)	approve any Transfer of shares or securities of the Company or any Subsidiary, except Transfers within the Curaleaf USA Group;

(x)	redeem, repurchase, or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any securities of the Company or any of its Subsidiaries;

(xi)	issue additional securities (x) of the Company to any Person other than Curaleaf Holdings, provided that any such issuance of additional securities to Curaleaf Holdings must include a conversion right to convert such additional securities into Class C Voting Shares (as applicable) on the same terms and conditions as its conversion rights with respect to its Class B Non-Voting Shares, or (y) of any Subsidiary to any Person other than the Company or another Subsidiary;

(xii)	create any new Subsidiaries other than Subsidiaries that are wholly owned by the Company or another wholly-owned Subsidiary;

(xiii)	declare, set aside or pay any dividend or other distribution of any kind or nature (whether in cash, stock or property or any combination thereof) in respect of any securities, other than dividends between wholly-owned Subsidiaries of the Company or between wholly-owned Subsidiaries of the Company and the Company;

(xiv)	approve the Annual Business Plan or any budget increases thereunder which (x) are more than [Redacted]% for any specific budget item or (y) exceed the Approved Annual Business Plan by more than [Redacted]% in the aggregate;

(xv)	appoint, change or remove the auditors of Curaleaf Holdings, the Company and its Subsidiaries;

(xvi)	reorganize, amalgamate or merge the Company or any Subsidiary with a third-party;

(xvii)	undertake any voluntary dissolution, liquidation or winding-up of the Company or any Subsidiary or any other distribution of assets of the Company or any Subsidiary for the purpose of winding-up its affairs;

(xviii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(xix)	incur or commit to incur, or enter into any Contract which provides for, capital expenditures in excess of $[Redacted] during any Fiscal Year, either individually or in the aggregate, other than as contemplated by the Approved Annual Business Plan or as already committed to or existing as of the Agreement Date;

(xx)	make any loan or advance to any Person, other than (w) any loan or advance made by the Company or any of its wholly-owned Subsidiaries to the Company or any of its wholly-owned Subsidiaries, (x) as contemplated in the Approved Annual Business Plan, (y) as already committed to or existing as of the Agreement Date, or (z) advances made in the Ordinary Course of Business;

(xxi)	assume or guarantee in any way the payment or performance (or payment of damages in the event of non-performance) of any indebtedness or other Liability or obligation of any other Person other than any existing obligations as of the Agreement Date or obligations of wholly-owned Subsidiaries;

(xxii)	sell, transfer, lease, exchange or otherwise dispose of any material equipment, business or asset of the Company or any Subsidiary, other than in the Ordinary Course of Business;

(xxiii)	grant or permit to exist any new Lien on the assets of the Company or any of its Subsidiaries other than (i) Liens for taxes, assessments or governmental charges or levies on property not yet due and delinquent, (ii) easements, encroachments and other minor imperfections of title which do not, individually or in the aggregate, materially detract the value of or impair the use or marketability of any real property, or (iii) mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising or incurred in the Ordinary Course of Business;

(xxiv)	enter into any agreement for the acquisition of, or investment in, a business (whether by purchase of shares or assets, or otherwise) if the purchase price or subscription price, as applicable, in connection with such agreement would exceed $[Redacted] (as converted into U.S. dollars using the exchange rate for the conversion of a given currency into U.S. dollars published by the Wall Street Journal on the date of determination if the purchase price or subscription price is denominated in another currency, and/or, if the purchase price for such acquisition or investment is payable in Curaleaf Holdings Subordinate Voting Shares, using the volume weighted average price of the Curaleaf Holdings Subordinate Voting Shares on the Toronto Stock Exchange or such other exchange on which the Curaleaf Holdings Subordinate Voting Shares are then traded for the five (5) trading days prior to the date of determination);

(xxv)	enter into any interested party transaction, (i.e., any Contract or arrangement with any officer or director of the Company or any Subsidiary), unless such transaction is on arm’s-length, fair market value terms;

(xxvi)	enter into any Contract for Debt or incur Debt in excess of $[Redacted] either individually or in the aggregate during any Fiscal Year, other than (x) as contemplated by the Annual Business Plan, or (y) obligations existing as of the Agreement Date;

(xxvii)	enter into any agreement or arrangement that would limit or restrict in any material respect the Company or any of its current or future Subsidiaries from competing in any manner;

(xxviii)	knowingly take any action or fail to take any action which action or failure to act would reasonably be expected to result in the loss, expiration or surrender of, or the loss of any material benefit under, or would reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted, or fail to prosecute any pending applications to any Governmental Authorities for material Authorizations;

(xxix)	abandon or fail to diligently pursue any renewal application for any Authorizations necessary to conduct the business of the Company or any of its Subsidiaries as now conducted;

(xxx)	grant or commit to grant a license or otherwise transfer, abandon, or permit to become abandoned any material Intellectual Property or exclusive rights in or in respect thereof;

(xxxi)	(w) commence any action, suit or proceeding, including a defense to a claim or counterclaim, where the amount in dispute is over $[Redacted], (x) compromise or settle any action, suit, proceeding where the amount in dispute is over $[Redacted], (y) compromise or settle any material administrative proceeding or investigation, or (z) submit to binding arbitration where the amount in dispute is over $[Redacted];

(xxxii)	take any action, or refrain from taking any action, or permit any action to be taken or not taken, which could reasonably be expected to prevent, materially delay or otherwise impede the ability for Curaleaf Holdings to convert the Class B Non-Voting Shares into Class C Voting Shares;

(xxxiii)	(v) acknowledge the insolvency of the Company or any of its Subsidiaries or the inability of the Company or any of its Subsidiaries to pay its debts as they become due; (w) make an assignment for the benefit of the creditors of the Company or any of its Subsidiaries; (x) appoint or allow the appointment of any receiver, receiver-manager, trustee, liquidator or other Person acting in a similar capacity; (y) institute any proceeding seeking to have the Company or any of its Subsidiaries adjudicated a bankrupt or insolvent; or (z) take any action or instituting any proceeding for the purpose of, or leading to, the liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of the Company or any of its Subsidiaries or their respective debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debtors; or

(xxxiv)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(c)	Obligations. Without limiting the generality of Section 2(a), the Company covenants and agrees that, except: (i) with the prior written consent of Curaleaf Holdings, (ii) as expressly required or permitted by this Agreement, the Shareholders Agreement or the Organizational Documents of the Company or applicable Subsidiaries, (iii) as required by applicable Laws, or (iv) as required for the Company or any Subsidiary to obtain or maintain any State and/or Local Cannabis License, the Company shall, and shall cause its Subsidiaries to, directly or indirectly:

(i)	do or cause to be done all things reasonably necessary to preserve and maintain the existence of the Company and its Subsidiaries;

(ii)	take all actions reasonably necessary or desirable to maintain the Company’s and its Subsidiaries’ good standing and qualification to conduct business in its jurisdiction of formation and in any other jurisdiction in which it is required to be so qualified, including but not limited to filing all applicable annual reports, paying all applicable franchise or similar Taxes, and maintaining all applicable franchises, permits and qualifications;

(iii)	prepare and file when due all Tax Returns required to be filed by the Company and its Subsidiaries (except for any Tax Return for which an extension has been granted, in which case, such Tax Return shall be filed on or prior to the extended deadline), and pay, or cause to be paid, all Taxes (including estimated Taxes) due on such Tax Return (or due with respect to Tax Returns for which an extension has been granted) or which are otherwise required to be paid;

(iv)	take all reasonable steps and actions that are within its power and control to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably required in order to (i) conduct the business of the Company and its Subsidiaries as now conducted or as proposed to be conducted in all material respects, (ii) maintain the Company’s and its Subsidiaries’ material Contracts in full force and effect, without limiting the right or ability of the Company or any Subsidiary to amend or terminate any Contract when such amendment or termination is in the Company’s or such Subsidiary’s, as the case may be, best interest, and (iii) permit the conversion of the Class B Non-Voting Shares into Class C Voting Shares in accordance with the terms of this Agreement; and

(v)	maintain, or cause to be maintained, public liability and casualty insurance, all in such form, coverages and amounts as are reasonably consistent with industry practices.

(d)	Notices. The Company covenants and agrees that it shall:

(i)	promptly notify Curaleaf Holdings of the occurrence, or failure to occur, of any event or state of facts which the Company becomes aware of which occurrence or failure would, or would be reasonably likely to result in the material failure to comply with or satisfy any material covenant, condition or agreement to be complied with or satisfied by the Company under this Agreement or would require Curaleaf Holdings to make a public disclosure under applicable Law;

(ii)	promptly notify Curaleaf Holdings of any notice or other communication from any Person that is a counterparty to a material Contract of the Company or any Subsidiary to the effect that such Person is terminating or otherwise materially modifying a material Contract of the Company or any of its Subsidiaries, where such termination or modification would reasonably be expected to be adverse to the Company or such Subsidiary in any material respect;

(iii)	promptly notify Curaleaf Holdings of any notice or other communication received by the Company from any Governmental Authority regarding the revocation or threatened revocation of any material Authorization or Regulatory Approval;

(iv)	promptly notify Curaleaf Holdings of any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise materially affecting the Company or any of its Subsidiaries, where such filing, action, suit, claim, investigation or proceeding would reasonably be expected to be adverse to the Company or such Subsidiary in any material respect; and

(v)	notify Curaleaf Holdings in writing of any material change in insurance coverages within 30 days of binding or cancellation.

(e)	Annual Business Plan.

(i)	[Redacted] the Company shall prepare and submit to Curaleaf Holdings a proposed Annual Business Plan for the next Fiscal Year. [Redacted].

(ii)	Notwithstanding the foregoing, if Curaleaf Holdings adopts a business plan that includes the Company and its Subsidiaries and provides the same to the Company, the Company agrees to adopt such business plan and such business plan shall be deemed to be the Approved Annual Business Plan. In such event, the requirements of Section 2(e)(i) shall be deemed to be waived.

(iii)	The Company shall promptly notify Curaleaf Holdings of any reasonably anticipated overruns in excess of the expenditures authorized in an Approved Annual Business Plan (including contingency expenditures) if such overruns are anticipated to be in excess of [Redacted]%, individually or in the aggregate. The Company shall not incur expenditures (on a consolidated basis) in any quarter that exceed the expenditures authorized in an Approved Annual Business Plan by more than [Redacted]%, individually or in the aggregate.

(iv)	In the event that the Company and Curaleaf Holdings are unable to approve any Annual Business Plan in whole or in part prior to the start of a Fiscal Year in accordance with this Section 2(e), the financial budget contained in the Annual Business Plan for the preceding Fiscal Year will continue to apply to the extent of such disagreement until a complete Annual Business Plan for the then-current Fiscal Year is approved in accordance with this Section 2(e), with necessary changes.

(f)	Director Designation Rights. The Company shall take all actions within the Company’s power in order to cause the Directors to be designated and elected on the Board or the board of directors (or similar body) of any Subsidiary as set forth in the Shareholders Agreement. The Company covenants and agrees with Curaleaf Holdings that, upon the election to the Board of any Director designated by Curaleaf Holdings, the Company shall provide such Director with an indemnity on terms at least as favorable to such Director as those provided to all other Directors of the Company and the Company shall ensure that such Director has the benefit of any director or officer insurance policy in effect for the Company, as applicable, such benefits to be at least as favorable as those available to all other members of the Board.

(g)	Information Rights. The Company covenants and agrees that it shall:

(i)	provide Curaleaf Holdings with any information related to the Company or any Subsidiary required for Curaleaf Holdings to prepare the annual and interim consolidated financial statements of Curaleaf Holdings, the Company and its Subsidiaries;

(ii)	promptly notify Curaleaf Holdings of any material change or material fact with respect to the respective businesses and operations of the Company and its Subsidiaries and any other material information, in each case as required by Curaleaf Holdings to comply with its disclosure obligations under applicable Law and the rules and regulations of any applicable stock exchange, as described below; and

(iii)	provide Curaleaf Holdings with any other material information relating to the business or financial condition of the Company and any Subsidiary as Curaleaf Holdings may request, including, without limitation, any material information and documentation required by Curaleaf Holdings’ board of directors in order to comply with their fiduciary duties.

The foregoing information shall be provided in a timely manner and sufficiently in advance to ensure timely compliance by Curaleaf Holdings of its continuous disclosure obligations under applicable Laws and the rules and regulations of any stock exchange on which the Curaleaf Holdings Subordinate Voting Shares are then traded.

(h)	Access. In order to ensure compliance with the terms of this Agreement, the Company shall give Curaleaf Holdings and its Representatives, upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ books and records.

(i)	Audit. In order to ensure compliance with the terms of this Agreement, the Company shall permit, and cause each of its Subsidiaries to permit, Curaleaf Holdings and its Representatives to enter upon, inspect and audit each of their respective properties, assets, books and records from time to time, at reasonable times during normal business hours and upon reasonable notice; provided that any such inspection shall be at the sole expense of Curaleaf Holdings.

(j)	Investigations. In order to ensure compliance with the terms of this Agreement, the Company shall provide, and cause each of its Subsidiaries to provide, reasonable access upon reasonable notice during normal business hours, to the Company’s and its Subsidiaries’ executive management so that Curaleaf Holdings may conduct reasonable investigations relating to the information provided by the Company pursuant to this Agreement as well as to the internal controls and operations of the Company and its Subsidiaries.

(k)	Public Announcements. The Company shall not issue any press release or make any other public statement or disclosure concerning the Company or in connection with this Agreement without the prior written consent of Curaleaf Holdings.

(l)	Interpretation. Notwithstanding anything to the contrary contained herein, and for the avoidance of doubt, (i) with respect to (x) any Subsidiary that is not wholly-owned (directly or indirectly) by the Company, or (y) any Subsidiary that is managed (pursuant to Contract or otherwise) or controlled by any Person that is not the Company or a wholly-owned Subsidiary, then in such case it shall not be deemed a breach of this Agreement if the Company fails to cause such Subsidiary to take any action or refrain from taking any action, as required herein, so long as the Company has used commercially reasonable efforts to cause such Subsidiary to do so, and (ii) in the event that the prior consent of Curaleaf Holdings is required for the Company or any of its Subsidiaries to take any action pursuant to this Agreement, (x) Curaleaf Holdings will be deemed to have provided its prior consent if the board of directors of Curaleaf Holdings ratifies, or Curaleaf Holdings’ senior management retroactively approves (subject to compliance by such senior management with the internal policies and procedures of Curaleaf Holdings, including any delegation of authority in effect from time to time), the action within six (6) months of the date thereof, and (y) the Company will not be deemed to be in breach of this Agreement with respect to such action unless and until six (6) months have expired without such ratification.

3.	Representations and Warranties.

(a)	The Company represents and warrants to Curaleaf Holdings as follows and acknowledges that Curaleaf Holdings is relying on such representations and warranties in entering into this Agreement:

(i)	Formation and Organization of the Company. The Company is duly organized, validly existing and in good standing as a corporation under the laws of its jurisdiction of formation with the power to own or lease its property.

(ii)	Qualification. The Company has the requisite power and capacity to enter into this Agreement and to perform its obligations hereunder.

(iii)	Due Authorization. All requisite acts and proceedings have been done and taken by the Company to authorize the execution and delivery of this Agreement and the performance of the Company’s obligations hereunder.

(iv)	Validity of Agreement. The execution and delivery of this Agreement and the performance of the Company’s obligations hereunder do not, in any material respect, conflict with or cause a default under any indenture, mortgage, deed of trust, loan agreement or any other agreement or instrument to which the Company is a party or by which the Company or any of its property or assets is bound and do not conflict with nor result in any violation of any of the provisions of the Company’s Organizational Documents or any resolution of the Company’s board of directors or shareholders or any Laws of the Company’s jurisdiction of formation or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its property or assets.

(v)	Enforceability of Agreement. This Agreement constitutes and will constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of the creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable Laws.

(b)	Curaleaf Holdings represents and warrants to the Company as follows and acknowledges that the Company is relying on such representations and warranties in entering into this Agreement:

(i)	Incorporation and Organization of Curaleaf Holdings. Curaleaf Holdings is duly organized, validly existing and in good standing as a corporation under the laws of its jurisdiction of formation with the corporate power to own or lease its property.

(ii)	Qualification. Curaleaf Holdings has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder.

(iii)	Due Authorization. All requisite corporate acts and proceedings have been done and taken by Curaleaf Holdings to authorize the execution and delivery of this Agreement and the performance of Curaleaf Holdings’ obligations hereunder.

(iv)	Validity of Agreement. The execution and delivery of this Agreement and the performance of Curaleaf Holdings’ obligations hereunder do not, in any material respect, conflict with or cause a default under any indenture, mortgage, deed of trust, loan agreement or any other agreement or instrument to which Curaleaf Holdings is a party or by which Curaleaf Holdings or any of its property or assets is bound and do not conflict with nor result in any violation of any of the provisions of Curaleaf Holdings’ Organizational Documents or any resolution of Curaleaf Holdings’ shareholders or directors or any laws of Curaleaf Holdings’ jurisdiction of incorporation or any order, rule or regulation of any court or governmental agency or body having jurisdiction over Curaleaf Holdings or any of its property or assets.

(v)	Enforceability of Agreement. This Agreement constitutes a legal, valid and binding obligation of Curaleaf Holdings enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of the creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable Laws.

4.	Miscellaneous.

(a)	Successors and Assigns. The rights under this Agreement may not be assigned in whole or in part by any Party without the prior written consent of the other Party. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties, their Representatives or their respective successors and permitted assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Any assignment or attempted assignment of any rights under this Agreement in violation of this Section 4(a) shall be null and void, no such assignment shall be recorded on the Company’s books or records, and the purported assignee in any such assignment shall not be treated (and the purported assignor shall continue to be treated) as if the purported assignment never occurred.

(b)	Governing Law. This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, the relationship of the Parties and/or the interpretation and enforcement of the rights and duties of the Parties, whether arising in contract, tort, equity or otherwise, shall be governed by and construed, enforced and governed in accordance with the domestic Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(c)	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more such counterparts has been signed by each of the Parties and delivered to the other Parties. Counterparts may be delivered via electronic mail (including portable document format (PDF) or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com).

(d)	Headings, etc. The use of headings (e.g., Article, Section, etc.) in this Agreement is for reference only and is not to affect the interpretation of this Agreement. References in the Agreement to Article, Section etc., unless otherwise specified, shall mean the applicable Article, Section, etc. of this Agreement.

(e)	Notices. Except as otherwise provided in this Agreement or required by Law, any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if, upon the earlier of actual receipt, or: (i) personal delivery to the Party to be notified; (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective Parties’ address specified below or to such other address as subsequently notified by written notice given in accordance with this Section 4(e).

(i)	If to the Company, at;

420 Lexington Avenue, Suite 2035
New York, NY 10170-0052
Attention: Matt Darin, Chief Executive Officer
Telephone: [Redacted – Personal Information]
Email: [Redacted – Personal Information]

(ii)	If to Curaleaf Holdings, at:

420 Lexington Avenue, Suite 2035
New York, NY 10170-0052
Attention: Matt Darin, Chief Executive Officer
Telephone: [Redacted – Personal Information]
Email: [Redacted – Personal Information]

(f)	Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

(g)	Further Assurances. In case at any time after the date hereof any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

(h)	Publicity. Each Party shall treat and hold as confidential all of the terms and conditions of this Agreement; provided, however, that each Party may disclose such information to such Party’s legal counsel, accountants, financial planners and/or other advisors on an as-needed basis so long as any such Person is bound by a confidentiality obligation with respect thereto. In addition, Curaleaf Holdings may disclose such information as necessary for Curaleaf Holdings to comply with applicable Law and the rules and regulations of any stock exchange upon which the Curaleaf Holdings Subordinate Voting Shares are traded.

(i)	Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(j)	Entire Agreement. This Agreement, together with the Organizational Documents of the Company, the Shareholders Agreement and all related exhibits and schedules, constitutes the entire agreement between the Parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement and the Shareholders Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

(k)	Injunctive Relief. The Parties hereby agree that, in the event of breach of this Agreement (including the documents attached hereto or referred to herein), damages would be difficult, if not impossible, to ascertain, that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to and without limiting any other remedy or right it may have, Curaleaf Holdings shall be entitled to an injunction or other equitable relief in any court of competent jurisdiction, without any necessity of proving damages or any requirement for the posting of a bond or other security, enjoining any such breach, and enforcing specifically the terms and provisions hereof. The Parties hereby waive any and all defenses they may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief.

(l)	Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

(m)	Costs and Expenses. Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement.

(n)	Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation” or “but not limited to”. Unless the context otherwise requires, references in this Agreement to Sections, Schedules and Exhibits shall be deemed references to Sections of, and Schedules and Exhibits to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or any step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall not be calculated as the first day of such period of time. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. All monetary figures or references to “$” in this Agreement shall be U.S. dollars unless otherwise specified.

(o)	Waiver of Jury Trial. AS A SPECIFICALLY BARGAINED INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (WITH EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH PARTY HERETO EXPRESSLY AND IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR LEGAL PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN, AND ANY LAWSUIT OR LEGAL PROCEEDING RELATING TO OR ARISING IN ANY WAY TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN SHALL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

(p)	SUBMISSION TO JURISDICTION. THE PARTIES HEREBY AGREE THAT ANY SUIT, ACTION, OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER IN CONTRACT, TORT, OR OTHERWISE, SHALL BE BROUGHT IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE OR IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF SUCH COURT LACKS SUBJECT MATTER JURISDICTION, IN THE SUPERIOR COURT OF THE STATE OF DELAWARE), SO LONG AS ONE OF SUCH COURTS SHALL HAVE SUBJECT MATTER JURISDICTION OVER SUCH SUIT, ACTION, OR PROCEEDING, AND THAT ANY CAUSE OF ACTION ARISING OUT OF THIS AGREEMENT SHALL BE DEEMED TO HAVE ARISEN FROM A TRANSACTION OF BUSINESS IN THE STATE OF DELAWARE. EACH OF THE PARTIES HEREBY IRREVOCABLY CONSENTS TO THE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUCH SUIT, ACTION, OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION, OR PROCEEDING IN ANY SUCH COURT OR THAT ANY SUCH SUIT, ACTION, OR PROCEEDING WHICH IS BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORM. SERVICE OF PROCESS, SUMMONS, NOTICE, OR OTHER DOCUMENT BY REGISTERED MAIL TO THE ADDRESS SET FORTH IN SECTION 4(E) SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION, OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT.

(q)	Acknowledgement. Each of the Parties acknowledges and agrees on its own behalf and on behalf of any of its Subsidiaries, that the terms and conditions of this Agreement do not violate public policy and agrees to waive on such Party’s own behalf and on behalf of any of such Party’s Subsidiaries illegality as a defense to contractual claims arising out of this Agreement or in any other document, instrument, or agreement entered into in connection with this Agreement.

(r)	Control of the Business. Notwithstanding anything in this Agreement to the contrary, Curaleaf Holdings shall not have, nor shall be deemed to have control, or the right to direct, the Company, the Subsidiaries or their operations.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

CURALEAF HOLDINGS, INC.

By: (signed) “Matthew Darin”
Name: Matthew Darin
Title: CEO

CURALEAF, INC.

By: (signed) “Ed Kremer”
Name: Ed Kremer
Title: Treasurer and Secretary

[Signature Page – Protection Agreement]